# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: National CineMedia, Inc., CIK 0001377630
CUSIP: 635309206
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6300 S. Syracuse Way, Suite 300, Centennial, Colorado (CO), 80111
Date of event which requires filing of this statement: 09/25/2025
Amends the filing with accession number 0001193125-23-214405
Filed by CIK 0001887451
Persons authorized to receive notices and communications: Kara Bingham Regan, 2nd Floor East, Carrington House, 123-130 Regent Street, London, United Kingdom (X0), SW1Y 6LX, (44) (20) 7534 0450; Frank G. Zarb, Proskauer Rose, LLP, 1001 Pennsylvania Ave. NW, Suite 600 S, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- Mubashir Mukadam (CIK 0001989231): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 27,144,639; sole dispositive power 0; shared dispositive power 27,144,639; aggregate amount beneficially owned 27,144,639 (29% of the class)
- Blantyre Mulanje II GP Limited (CIK 0001989113): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,333,751; sole dispositive power 0; shared dispositive power 4,333,751; aggregate amount beneficially owned 4,333,751 (4.6% of the class)
- Blantyre Fund II (GP) Limited (CIK 0001989111): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 10,354,550; sole dispositive power 0; shared dispositive power 10,354,550; aggregate amount beneficially owned 10,354,550 (11% of the class)
- Blantyre Fund III (GP) Limited (CIK 0001989824): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,309,962; sole dispositive power 0; shared dispositive power 4,309,962; aggregate amount beneficially owned 4,309,962 (4.6% of the class)
- Blantyre Capital Limited (CIK 0001887451): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 27,144,639; sole dispositive power 0; shared dispositive power 27,144,639; aggregate amount beneficially owned 27,144,639 (29% of the class)
- Blantyre Mulanje II DAC (CIK 0001989114): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 4,333,751; sole dispositive power 0; shared dispositive power 4,333,751; aggregate amount beneficially owned 4,333,751 (4.6% of the class)
- BSSF II Ireland DAC (CIK 0001989041): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 10,354,550; sole dispositive power 0; shared dispositive power 10,354,550; aggregate amount beneficially owned 10,354,550 (11% of the class)
- BSSF III DAC (CIK 0001989677): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 4,309,962; sole dispositive power 0; shared dispositive power 4,309,962; aggregate amount beneficially owned 4,309,962 (4.6% of the class)
- Blantyre Mulanje III GP Limited (CIK 0001989675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 8,146,376; sole dispositive power 0; shared dispositive power 8,146,376; aggregate amount beneficially owned 8,146,376 (8.7% of the class)
- Blantyre Capital ICAV (CIK 0002033550): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 8,146,376; sole dispositive power 0; shared dispositive power 8,146,376; aggregate amount beneficially owned 8,146,376 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: National CineMedia, Inc.
Address of issuer's principal executive offices: 6300 S. Syracuse Way, Suite 300, Centennial, Colorado (CO), 80111

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows:

On May 22, 2024, the Board elected Nathan "Tripp" Lane as a member of the Board. Mr. Lane had been appointed in accordance with the Director Designation Agreement dated August 7, 2023 (the "Designation Agreement"), by and among the Company, the Consenting Creditor Designation Committee (as defined in the Designation Agreement) and Blantyre Capital Limited. Mr. Lane has informed the Company and the Reporting Persons that he has decided to resign as a director and member of the Board, and Blantyre has designated Simon Mullaly, who serves as a Partner with Blantyre, to replace Mr. Lane on the Board pursuant to Blantyre's rights under the Designation Agreement. The Reporting Persons anticipate that Mr. Mullaly will join the Board immediately following the effectiveness of Mr. Lane's resignation.

The Reporting Persons intend to review on a continuing basis their investments in the Company. They currently intend to communicate with the Board, including with Mr. Mullaly, members of management and/or potentially other shareholders or other relevant parties with respect to operational, strategic, financial or governance matters. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(c) is amended and supplemented as follows:

The Reporting Persons beneficially own an aggregate of 27,144,639 shares of the Issuer's Common Stock which constitutes 29.0% of the class outstanding. The percentage calculation assumes that there are currently 93,710,120 outstanding shares of Common Stock of the Issuer as of July 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Securities and Exchange Commission on August 5, 2025.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, any Scheduled Persons, has engaged in any transactions involving Common Stock during the past sixty days.

## Signatures
- Mubashir Mukadam: /s/ Mubashir Mukadam, Mubashir Mukadam (09/29/2025)
- Blantyre Mulanje II GP Limited: /s/ Russell Burt, Russell Burt, Director (09/29/2025)
- Blantyre Fund II (GP) Limited: /s/ Russell Burt, Russell Burt, Director (09/29/2025)
- Blantyre Fund III (GP) Limited: /s/ Russell Burt, By: Russell Burt, Director (09/29/2025)
- Blantyre Capital Limited: /s/ Mubashir Mukadam, Mubashir Mukadam, Director (09/29/2025)
- Blantyre Mulanje II DAC: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (09/29/2025)
- BSSF II Ireland DAC: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (09/29/2025)
- BSSF III DAC: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (09/29/2025)
- Blantyre Mulanje III GP Limited: /s/ Russell Burt, Russell Burt, Director (09/29/2025)
- Blantyre Capital ICAV: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (09/29/2025)